United states

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

JAKKS Pacific, Inc.

(Name of Subject Company (issuer) and Filing Person (Offeror))

Common Shares, par value $0.001

(Title of Class of Securities)

47012E106

(CUSIP Number of Class of Securities)

JAKKS Pacific, Inc.

Attention: Joel M. Bennett

Executive Vice President and Chief Financial Officer

22619 Pacific Coast Highway

Malibu, California

(310) 456-7799
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

With copies to:

Murray L. Skala Geoffrey A. Bass	Alan C. Myers, Esq. Jonathan J. Lerner, Esq.
Feder Kaszovitz LLP	Skadden, Arps, Slate, Meagher & Flom LLP
845 Third Avenue	Four Times Square
New York, NY 10022-6601	New York, NY 10036
(212) 888-8200	(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)			Amount of Filing Fee(2)
$80,000,000			$9,168

(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to 4,000,000 shares of common stock of JAKKS Pacific, Inc. at a purchase price of $20.00 per share in cash.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $114.60 per $1,000,000 of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	$9,168
	Form or Registration No.:	Schedule TO-I
	Filing Party:	JAKKS Pacific, Inc.
	Date Filed:	May 25, 2012

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment”) amends the Tender Offer Statement on Schedule TO (as amended, the "Schedule TO") relating to the offer by JAKKS Pacific, Inc., a Delaware Corporation ("JAKKS"), to purchase for cash up to 4,000,000 shares of its common stock, par value $0.001 per share, together with the associated rights to purchase Series A Junior Participating Preferred Stock of JAKKS, par value $0.001 per share, issued pursuant to the Rights Agreement, dated as of March 5, 2012, between JAKKS and Computershare Trust Company, N.A., as Rights Agent, at a price of $20.00 per Share, net to the seller, in cash, without interest, but subject to applicable withholding taxes, upon the terms and subject to the conditions described in the Offer to Purchase, dated May 25, 2012 (the "Offer to Purchase"), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the Letter of Transmittal (the "Letter of Transmittal," which together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the "Offer"), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.

Except as otherwise set forth below, the information contained in the Offer to Purchase and the Letter of Transmittal remains unchanged and is hereby incorporated herein by reference in response as relevant to all the items of this Amendment.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented to add at the end thereof the following:

“On June 28, 2012, the Company issued a press release announcing the preliminary results of the Tender Offer, which expired at midnight, New York City time, on June 27, 2012. A copy of the press release is filed as Exhibit (a)(5)(C) to this Schedule TO and is incorporated herein by reference.”

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 25, 2012.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 25, 2012.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 25, 2012.*

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release announcing the Settlement Agreement, dated April 22, 2012 (incorporated herein by reference from JAKKS' Current Report on Form 8-K, filed with the SEC on April 25, 2012).

(a)(5)(B)	Press release announcing the launch of the Offer, dated May 25, 2012.*

(a)(5)(C)	Press release announcing the preliminary results of the Offer, dated June 28, 2012.**

(b)	Not Applicable.

(d)(1)	JAKKS Pacific, Inc. 2002 Stock Award and Incentive Plan (incorporated herein by reference from JAKKS' Registration Statement on Form S-8, filed with the SEC on December 5, 2002).

(d)(2)	JAKKS Pacific, Inc. Third Amended and Restated 1995 Stock Option Plan (incorporated herein by reference from JAKKS' Registration Statement on Form S-8, filed with the SEC on December 3, 1998).

(d)(3)	Settlement Agreement, entered into as of April 22, 2012, by and between JAKKS Pacific, Inc. and the Clinton Group, Inc., on behalf of itself and its affiliated funds, persons and entities, both current and future (incorporated herein by reference from JAKKS' Current Report on Form 8-K, filed with the SEC on April 25, 2012).

(d)(4)	Rights Agreement, entered into as of March 5, 2012, by and between JAKKS Pacific, Inc. and Computershare Trust Company, N.A., relating to Series A Junior Participating Preferred Stock purchase rights (incorporated herein by reference from JAKKS' Current Report on Form 8-K, filed with the SEC on March 5, 2012).

(g)	None.

(h)	None.

* Previously filed as exhibits to the Schedule TO.

** Filed herewith.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	By:		/s/ Joel M. Bennett

		Name:	Joel M. Bennett
		Title:	Executive Vice President and Chief Financial Officer

Date: June 28, 2012

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 25, 2012.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 25, 2012.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 25, 2012.*

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release announcing the Settlement Agreement, dated April 22, 2012 (incorporated herein by reference from JAKKS' Current Report on Form 8-K, filed with the SEC on April 25, 2012).

(a)(5)(B)	Press release announcing the launch of the Offer, dated May 25, 2012.*

(a)(5)(C)	Press release announcing the preliminary results of the Offer, dated June 28, 2012.**

(b)	Not Applicable.

(d)(1)	JAKKS Pacific, Inc. 2002 Stock Award and Incentive Plan (incorporated herein by reference from JAKKS' Registration Statement on Form S-8, filed with the SEC on December 5, 2002).

(d)(2)	JAKKS Pacific, Inc. Third Amended and Restated 1995 Stock Option Plan (incorporated herein by reference from JAKKS' Registration Statement on Form S-8, filed with the SEC on December 3, 1998).

(d)(3)	Settlement Agreement, entered into as of April 22, 2012, by and between JAKKS Pacific, Inc. and the Clinton Group, Inc., on behalf of itself and its affiliated funds, persons and entities, both current and future (incorporated herein by reference from JAKKS' Current Report on Form 8-K, filed with the SEC on April 25, 2012).

(d)(4)	Rights Agreement, entered into as of March 5, 2012, by and between JAKKS Pacific, Inc. and Computershare Trust Company, N.A., relating to Series A Junior Participating Preferred Stock purchase rights (incorporated herein by reference from JAKKS' Current Report on Form 8-K, filed with the SEC on March 5, 2012).

(g)	None.

(h)	None.

* Previously filed as exhibits to the Schedule TO.

** Filed herewith.